December 3, 2024

Jonathan Lin
Chief Executive Officer
Oxley Bridge Acquisition Limited
333 Seymour Street
Vancouver, BC V6B 5A6
Canada

       Re: Oxley Bridge Acquisition Limited
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 19, 2024
           CIK No. 0002034313
Dear Jonathan Lin:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 5, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted November
19,
2024
Cover Page

1. We acknowledge your response to prior comment 1. While you may not be based in or have the majority of your operations in China (including Hong Kong and Macau), it appears that each of Mr. Lin and Mr. Chan may have significant ties to Hong Kong based on his current or prior employment. Please revise or advise as applicable.
 December 3, 2024
Page 2

       Please contact Kellie Kim at 202-551-3129 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Stuart Neuhauser